

January 7, 2011

J. Allen Berryman
Executive Vice President, Chief
Financial Officer, Secretary, Treasurer
and Principal Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.
Houston, TX 77056

> **Re:** **Stewart Information Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **DEF 14A filed March 18, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File Number: 001-02658**

Dear Mr. Berryman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief